HORIZON SPACE ACQUISITION II CORP.

November 7, 2024

Via Edgar

Madeleine Joy Mateo

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Horizon Space Acquisition II Corp.
Registration Statement on Form S-1, as amended (File No. 333-282758)
Request for Acceleration of Effectiveness

Dear Ms. Mateo:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Horizon Space Acquisition II Corp. hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1, as amended, be accelerated to, and that the Registration Statement becomes effective at 4:00 p.m., Eastern Time, on November 12, 2024, or as soon thereafter as practicable.

Very truly yours,

By:	/s/ Mingyu (Michael) Li
Mingyu (Michael) Li
Chief Executive Officer

CC:	Arila E. Zhou, Esq.
Robinson & Cole LLP